SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

New Frontier Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

64439S204
(CUSIP Number)

Samyak Veera, 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 64439S204

1	NAMES OF REPORTING PERSONS Samyak Veera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION St. Kitts and Nevis
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,258,980 (See Note 1 and Item 4 below)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 34,258,980 (See Note 1 and Item 4 below)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,258,980 (See Note 1 and Item 4 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.8% (based upon 15,504,037 shares of Common Stock outstanding on October 9, 2009 plus options to acquire 1,250,000 shares of Common Stock and 30,952,480 shares underlying the Series C Preferred Stock, AC Warrants and BC Warrants owned by Iris Energy), See Note 1 and Note 2 and Item 3. Below.)

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Samyak Veera owns (i) 2,056,500 shares of the Issuer’s $0.001 par value common stock (the “Common Stock”) and has the right to acquire 1,250,000 shares of the Company’s Common Stock through the exercise of options and (ii) the 30,952,480 shares of the Company’s Common Stock owned by or that may be acquired by Iris Energy Holdings Ltd., of which he has voting and dipositive power set forth in footnote 2 below.

(2) Consists of (i) 12,380,940 shares of Common Stock, that may be acquired upon the conversion of the Issuers 2.5% Series C Cumulative Convertible Preferred Stock (the “Series C Preferred Stock”), (ii) 12,380,940 shares of common stock that may be acquired through the exercise of stock options at a price of $1.50 per share that expire between December 1, 2009 and January 17, 2009 (the “AC Warrants”), and (iii) 6,190,600 shares of common stock that may be acquired through the exercise of stock options at a price of $2.00 per share that expire between December 1, 2009 and January 17, 2009 (the “BC Warrants”).  Does not include the accrued and unpaid dividends under the Series C Preferred Stock that may be paid in shares of the Issuer’s Common Stock, in the discretion of the Company or the share ownership following the Exchange Offers (as defined below).  See Item 4 below.

1	NAMES OF REPORTING PERSONS Iris Energy Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,952,480 (See Note 2 above and Item 4 below)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 30,952,480 (See Note 2 above and Item 4 below)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,952,480 (See Note 2 above and Item 4 below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.6% (based upon 15,504,037 shares of Common Stock outstanding on October 9, 2009 plus 30,952,480 shares underlying the Series C Preferred Stock, AC Warrants and BC Warrants owned by Iris Energy). See Note 1 and Note 2 and Item 3. Below.)

14	TYPE OF REPORTING PERSON (See Instructions) CP

Item 1.       Security and Issuer.

This statement on Schedule 13D ("Statement") relates to the shares of Common Stock, $.001 par value per share (the "Common Stock"), of New Frontier Energy, Inc., a Colorado corporation (the "Issuer"), having its principal executive offices at 1789 W. Littleton Blvd., Littleton, Colorado and is being filed by the Reporting Persons identified in Item 2 below.

Between December 1, 2006 and January 17, 2007, Iris Energy used its working capital to purchase 130,000 shares of the Issuer’s Series C Preferred Stock and acquired the AC Warrants and the BC Warrants for $13,000,000.

The terms of the Series C Preferred Stock, the AC Warrants and the BC Warrants contained certain conversation/exercise cap limitations that prevented Iris Energy from acquiring greater than 9.99% beneficial ownership of the shares of Common Stock underlying these securities.  These conversation cap limitations expired by their terms on or about October 1, 2009.

Item 2.   Identity and Background.

(a)   This statement on Schedule 13d is being filed by and on behalf of the following persons: (i) Samyak Veera and (ii) Iris Energy Holdings Limited (“Iris Energy”).

(b) The address of the principal business office of each of the Reporting Persons is as follows:

 (i)  Mr. Veera’s business address is 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore.

 (ii) Iris Energy’s business address is c/o Altius Business Services Pte. Ltd., 07-95A Ubi TechPark, 10 Ubi Crescent, Singapore 408564.

 (c) The principal occupation and principal business of each of the Reporting Persons is as follows:

 (i)           Mr. Veera is employed as a Managing Director at Altius Business Services Private Limited, located at 07-95A Ubi Techpark, 10 Ubi Crescent, Singapore. Altius Business Services Private Limited provides business consulting services to a high net worth individuals and family offices. Mr. Veera is a member of the Board of Directors of the Issuer, whose address is set forth above under Item 1. Effective on or about October 6, 2009, Samyak Veera, a director of the Issuer, became the sole director of Iris Energy.  As a result, effective on or about  October 6, 2009, Mr. Veera exercises dispositive and voting power with respect to the securities owned by Iris Energy and is deemed to be the beneficial owner of the Issuer's securities owned by Iris Energy.

(ii)    Iris Energy’s principal business is an investment holding company.

(d)   During the last five years, none of the Reporting Persons filing this statement have been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons filing this statement has been a party to a civil proceeding of a judicial or  administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Veera is a citizen of St. Kitts and Nevis.  Iris Energy is a Somoa corporation.

Item 3.   Source and Amount of Funds or Other Consideration.

Between December 1, 2006 and January 17, 2007, Iris Energy used its working capital to purchase 130,000 shares of the Issuer’s Series C Preferred Stock and acquired the AC Warrants and the BC Warrants for $13,000,000.

As previously disclosed by Mr. Veera, effective August 17, 2009, Mr. Veera was granted 2,056,500 shares of the Issuer’s Commons Stock and a two year option to acquire 1,250,000 shares of the Company’s Common Stock at a price of $0.20 per share for certain consulting services previously rendered and as a structuring fee relating to the deposit of $500,000 into a segregated account in connection with New Frontier Energy, Inc.’s Participation Agreement between Entek GRB LLC as Farmee, and New Frontier Energy, Inc. as Farmor.

Item 4.    Purpose of Transaction.

The Reporting Persons acquired the shares from the Issuer for investment purposes only. The Reporting Persons continue to review their investment in the Issuer.

The Issuer is currently offering on a “best efforts” basis to exchange (the “Exchange Offers”) any and all of the Issuer’s issued and outstanding Series B Preferred Stock and the accrued and unpaid dividends thereunder and the Series C Preferred Stock and the accrued and unpaid dividends thereunder, for newly issued shares of the Issuer’s Common Stock.

The Issuer is offering the holders of its Series C Preferred Stock the right to convert the stated value of the Series C Preferred Stock, plus all accrued and unpaid dividends through the Expiration Date, into shares of the Issuer’s Common Stock at a price of $0.45 per share (the “Series C Exchange Offer”).  The holders of the Series C Preferred Stock will also agree to tender for cancellation the AC Warrants and the BC Warrants.

The Exchange Offers will expire at 5:00 p.m., Denver, Colorado time, on November 6, 2009 (unless extended or terminated by the Issuer).

Iris Energy has been in discussions with certain holders of the Issuer’s Series B Preferred Stock, Series C Preferred Stock and shares of Common Stock to purchase these securities.  Iris Energy has not acquired these securities and will not negotiate for or enter into any agreement to acquire such securities until it may legally do so.

Mr. Veera has advised the Issuer that Iris Energy intends to accept the offer to exchange its all of its Series C Preferred Stock and all accrued and unpaid dividends thereunder as of the Expiration Date for shares of Common Stock in the Exchange Offerings and to tender its AC Warrants and BC Warrants to the Issuer for cancellation.  Accordingly, as a result of the Exchange Offer, Iris Energy will acquire 30,987,064 shares of the Issuer's Common Stock from the exchange of its Series C Preferred Stock and tendering the AC Warrants and BC Warrants it owns and will become the majority common shareholder of the Issuer which amount is not reflected in the tables above.

The Board of Directors may in the future consider one or more plans, proposals or transactions, including but not limited to:

(1) various extraordinary transactions, such as a merger, reorganization, including but not limited to a going private transaction, or liquidation;

(2) the purchase, sale or transfer of a material amount of assets of the Issuer;

(3) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Issuer;

(4) a change in the present board of directors or management of the Issuer, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5) any other material change in the Issuer's corporate structure or business;

(6) the failure of the Issuer’s Common Stock to be quoted on the over the counter bulletin board;

(7) the termination from registration of the Issuer’s Common Stock;

(8) the suspension of the Issuer's obligation to file reports under Section 15(d) of the Securities Act of 1933, as amended;

(9) the offer and sale of additional securities of the Issuer; and

(10) changes in the Issuer's articles of incorporation and/or bylaws or other actions that could impede the acquisition of control of the Issuer.

Except as discussed below, as of the date of this report, the Board of Directors has not made any plans or considered any proposals or transactions relating to the foregoing but may do so in the future.  The Board of Directors has no specific time table for consideration of any plans or considered any proposals or transactions relating to the foregoing.

The Board of Directors has had informal discussions regarding a “going private” type of transaction to reduce the number of registered shareholders below 300 so that the Issuer may deregister under the Securities Exchange Act of 1934, as amended and quit reporting. The Board of Directors have discussed the potential cost savings associated with no longer being a public company and believes it would realize significant annual cost savings that it has historically incurred and additional expenses we expect to incur, including fees and expenses for compliance with the Sarbanes-Oxley Act.

However, while the Board of Directors has no current plans for the Issuer to conduct a going private type of transaction and reduce the number of registered shareholders below 300, such a transaction is one alternative the Board of Directors may consider at some time in the future.

The Issuer’s continued operation will require an additional capital infusion, likely through debt or equity financings or through the sale of its assets.

Mr. Veera is a member of the board of directors of the Issuer and as such, may have involvement in any plans or proposals relating to future financings or other transactions of the Issuer  which may include issuances of additional securities by the Issuer, or sales or transfer of the Issuer’s assets as well as candidates that may be appointed as members of the Issuer’s board of directors.  Any issuance of securities by the Issuer or an exchange offer of the Issuer’s existing securities may have a material change on the capitalization of the Issuer.

As permitted by law, the Reporting Persons may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

Item 5.    Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover pages above.

(b)  Number of shares as to which such person has:

       (i)  sole power to vote or to direct the vote:

       See the disclosure provided in response to Item 7 on the attached cover pages above.

      (ii) shared power to vote or to direct the vote:

       See the disclosure provided in response to Item 8 on the on the attached cover pages above.

       (iii) sole power to dispose or to direct the disposition of:

                       See the disclosure provided in response to Item 9 on the attached cover pages above.

      (iv) shared power to dispose or to direct the disposition of:

         See the disclosure provided in response to Item 10 on the attached cover pages above.

(c)  For a description of the transactions in the Issuer's Common Stock were effected during the 60 days preceding the date hereof by the Reporting Persons filing this Statement and his affiliated persons, see Item 3 above.

(d)   Not applicable.

(e)   Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

                Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 2009                                                                  /s/ Samyak Veera
Samyak Veera

IRIS ENERGY HOLDINGS LIMITED

October 13, 2009                                                                   /s/ Samyak Veera
Samyak Veera, Director